UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

STONERIDGE, INC.

(Exact name of registrant as specified in its charter)

Ohio	001-13337	34-1598949
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer Identification No.)
incorporation or organization)

39675 MacKenzie Drive, Suite 400, Novi, Michigan	48377
(Address of principal executive offices)	(Zip Code)

Robert R. Krakowiak (248) 489-9300

Name and telephone number including area code of person to contact with this report

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Mineral Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Stoneridge, Inc. (the “Company”) evaluated the product lines in its three reportable segments, and in good faith determined that some products it manufactured or contracted to manufacture in 2016 contained tantalum, tin, tungsten and/or gold, as defined by paragraph (d)(3) of Item 1.01 of Form SD, (collectively “Conflict Minerals”). These Conflict Minerals are necessary to the functionality or production of some Company products.

The Company conducted a reasonable good faith country of origin inquiry regarding Conflict Minerals included in products, components or parts sourced from our suppliers to determine whether these Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD, or arose from recycled or scrap sources.

In accordance with paragraph (c) of Item 1.01 of Form SD, the Company’s Conflict Minerals Report (“CMR”) for the reporting period January 1, 2016 to December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available at www.stoneridge.investorpass.com/corporategovernance.

Item 1.02	Exhibits

A copy of the Company’s CMR as required by Item 1.01 is provided as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01	Exhibits

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Stoneridge, Inc.

Date: May 30, 2017	/s/ Robert R. Krakowiak
Robert R. Krakowiak, Chief Financial Officer and Treasurer (Principal Financial Officer)

Exhibit Index

1.01	Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD